UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

UTi Worldwide Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G87210103

(CUSIP Number)

Jason Carri

P2 Capital Partners, LLC

590 Madison Avenue

25th Floor

New York, NY 10022

(212) 508-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications

December 6, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87210103 13D

1	Name of Reporting Person P2 Capital Partners, LLC I.R.S. Identification No. of Above Person (Entities Only). 20-2436330

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,800,580

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,800,580

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,800,580

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.4%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. G87210103 13D

1	Name of Reporting Person. P2 Capital Master Fund I, L.P. I.R.S. Identification No. of Above Person (Entities Only). 98-0515452

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,153,324

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,153,324

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,153,324

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.1%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G87210103 13D

1	Name of Reporting Person P2 Capital Master Fund V, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). 27-1641384

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,589,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,589,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,589,500

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.5%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G87210103 13D

1	Name of Reporting Person. P2 Capital Master Fund VI, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). 27-2915390

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,411,205

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,411,205

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,411,205

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.3%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G87210103 13D

1	Name of Reporting Person. P2 Capital Master Fund VIII, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). 46-1113608

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,646,551

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,646,551

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,646,551

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.5%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. G87210103 13D

1	Name of Reporting Person. Claus Moller I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,800,580

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,800,580

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,800,580

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.4%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed October 18, 2012, by and on behalf of P2 Capital Master Fund I, L.P., a Cayman Islands exempted limited partnership (“Master Fund I”), P2 Capital Master Fund V, L.P., a Delaware limited partnership (“Master Fund V”), P2 Capital Master Fund VI, L.P., a Delaware limited partnership (“Master Fund VI”), P2 Capital Master Fund VIII, LLC, a Delaware limited liability company (“Master Fund VIII”, together with Master Fund I, Master Fund V and Master Fund VI, the “Funds”), P2 Capital Partners, LLC, a Delaware limited liability company (the “Manager”) and Claus Moller, a citizen of Denmark (all the preceding persons are the “Reporting Persons”).  Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.  Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and replaced by the following:

The source of funds for the purchase of Shares reported on herein was cash on hand and the general working capital of the respective purchasers, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  Securities positions which may be held in the margin accounts, including the Shares, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

As of December 11, 2012, Master Fund I had invested $16,309,178 (excluding brokerage commissions) in the Shares of the Issuer, Master Fund V had invested $24,383,705 (excluding brokerage commissions) in the Shares of the Issuer, Master Fund VI had invested $35,455,058 (excluding brokerage commissions) in the Shares of the Issuer and Master Fund VIII had invested $63,428,777 (excluding brokerage commissions) in the Shares of the Issuer.

Item 5.  Interest in Securities of Issuer.

Item 5 is hereby amended and replaced by the following:

(a), (b):  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.  As of the close of business on December 11, 2012, Master Fund I beneficially owned an aggregate of 1,153,324 Shares, representing approximately 1.1% of the outstanding Shares, Master Fund V beneficially owned an aggregate of 1,589,500 Shares, representing approximately 1.5% of the outstanding Shares, Master Fund VI beneficially owned an aggregate of 2,411,205 Shares, representing approximately 2.3% of the outstanding Shares and Master Fund VIII beneficially owned an aggregate of 4,646,551 Shares, representing approximately 4.5% of the outstanding Shares.  As of the close of business on December 11, 2012, each of the Manager and Mr. Moller may be deemed to beneficially own 9,800,580 Shares of Common Stock, in the aggregate, which represented approximately 9.4% of the outstanding Shares.  All percentages set forth in this paragraph are based on 103,768,537 Shares of Common Stock outstanding (as of December 4, 2012), which number of Shares of Common Stock is based upon the Issuer’s Report on Form 10-Q filed on December 10, 2012 for the quarter ended October 31, 2012.

Each of the Funds is the direct owner of the Shares reported owned by it.  For purposes of disclosing the number of Shares beneficially owned by each of the Reporting Persons, the Manager, as investment manager of the Funds, and Mr. Moller, as managing member of the Manager, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all Shares that are owned beneficially or directly by the Funds.  Each of the Manager and Mr. Moller disclaims beneficial ownership of such Shares for all other purposes.  Each of the Funds disclaims beneficial ownership of the Shares held directly by any of the other Funds.

(c) Except as set forth above or in Schedule I hereto, no Reporting Person has effected any transaction in Shares since the date of the filing of the Schedule 13D.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2012

P2 CAPITAL MASTER FUND I, L.P.			P2 CAPITAL MASTER FUND V, L.P.

By:		P2 Capital Partners, LLC,	By:		P2 Capital Partners, LLC,
		as Investment Manager			as Investment Manager

By:		s/Claus Moller		By:	s/Claus Moller
		Name: Claus Moller			Name: Claus Moller
		Title: Managing Member			Title: Managing Member

P2 CAPITAL MASTER FUND VI, L.P.					P2 CAPITAL MASTER FUND VIII, LLC

By:		P2 Capital Partners, LLC,
		as Investment Manager	By:		P2 Capital Partners, LLC,
as Investment Manager
By:		s/Claus Moller
		Name: Claus Moller	By:		s/Claus Moller
		Title: Managing Member			Name: Claus Moller
Title: Managing Member

P2 CAPITAL PARTNERS, LLC
CLAUS MOLLER

	By:	s/Claus Moller			s/ Claus Moller
Name: Claus Moller
Title: Managing Member

Schedule I

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to Shares of the Issuer’s Common Stock effected since the date of the filing of the Schedule 13D (including the date of such filing) by any of the Reporting Persons.  The transactions occurred on the open market and the reported price per share excludes brokerage commissions.

Shares Purchased/(Sold) by Manager on behalf of Master Fund VIII

Number of Shares Purchased/Sold	Price Per Share	Date
216,000	$13.7059	10/18/12
40,000	$14.2702	10/19/12
40,000	$13.3248	11/20/12
25,000	$13.6082	11/21/12
35,000	$13.9888	11/26/12
715,000	$13.0982	12/6/12
71,027	$12.8017	12/10/12